September 9, 2024

Justin Clausen
Chief Financial Officer
Ames National Corporation
405 Fifth Street
Ames, IA 50010

        Re: Ames National Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 000-32637
Dear Justin Clausen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance